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December 16, 2020

Dear Sir/Madam

Re: Notice of Change of Auditors of Organigram Holdings Inc.

We have read the Notice of Organigram Holdings Inc. dated December 14, 2020 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG LLP

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